Filed by Pfizer Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant Rule 14a-12
of the Securities Exchange Act of 1934
Commission File No: 001-02516
Subject Company: Pharmacia Corp.

The following slides will be used by Pfizer in connection with certain presentations to investors:

"Why Do This Deal, and Why Do It Now? + Key Questions

Aging Population Increasing Demand Expanding Treatment Guidelines Proven Therapeutic Benefit and Cost Effectiveness of Drugs Breakthroughs in Science Increased Cost, Risk, and Difficulty of Developing Medicines Increasing Pressure on Cost and Reimbursement More Constrained and Expensive Distribution of Medicines, Information, and Education Dynamic Operating Environment

Operational Risk Reduction Top/Bottom Line Growth Opportunities + Value Creation

Less Dependence on Each Company's Leading Products Diversification Into New Therapeutic Categories Reduction of Patent-Loss Exposure Operational Risk Reduction Value Creation

Sole Control of COX-2 Franchise Eplerenone With Pfizer Cardiovascular Sales Force Accelerated Product Launches vs. Plan Maximize Potential of New Compounds Solidify Regional Presence (e.g., Japan) Strengthen Already Strong Pipeline Top/Bottom Line Growth Opportunities Value Creation

Four Characteristics of Successful Mergers Good Strategic Fit Good Financial Fit Good Operational Fit Good Cultural Fit

Why Is 1+1>2 for Pharmacia? R&D: Library/Clinical Scale Product: Eplerenone Geography: Japan In-Market: COX-2 Portfolio Customer Channels: Detrol/Viagra

Good Diluted EPS 0.39 Net income 4519 Income Before Taxes 5910 Revenues 16452 Net Income Operational Revenue Growth** of 11% Human Pharmaceutical Growth of 12% Diluted EPS of $0.72, Growth of 14% Diluted EPS Income Before Taxes Revenues $0.72 $5,910 $16,452 $4,519 9% 9% 12% ($ Millions) * Excluding Cumulative Effect of Change in Accounting Principle, Certain Significant Items, and Merger-Related Costs ** Excluding Foreign Exchange First Half 2002 % Change 14% Financial Results*

Good Pharmaceutical 22 Top Products 78 animal 4 other 4 Good Glucotrol 80 Accupril 176 Accupril 271 Zyrtec 522 Diflucan 0 Alliance 824 Viagra 807 Neurontin 1025 Zoloft 1314 Norvasc 1817 Lipitor 3636 Neurontin Norvasc Lipitor $3,636 $1,025 4% 25% ($ Millions) 26% Zoloft $1,314 17% Viagra $315 11% Celebrex/Bextra/Aricept $807 17% 10% Accupril/Accuretic Zyrtec 17% $522 First Half 2002 % Change* Ten Product Lines, Representing 78% of Human Pharmaceutical Revenues, Grew an Aggregate 17% $1,817 $824 22% 78% Pharmaceutical Revenues Top Products * Excluding Prior-Year Accounting Harmonization Adjustment Key Pharmaceutical Revenues

SI&A and R&D Expenses 2002 2001 2002 1Q 4 3.5 4 2Q 4.2 3.9 4.2 3Q 4.4 3.8 4.4 4Q 4.6 4.7 4.6 Q1 ($ Billions) Q2 Q3 Q4 $4.7 $3.8 $3.9 $3.5 2002 vs. 2001 4.6 (Est.) 4.4 (Est.) 4.2 4.0 Expense Growth 14% 10% 15% (Est.) -2% (Est.) Diluted EPS* Growth 18% 10% "Low Double "About 40%" Digits" (Est.) (Est.) * From Continuing Operations Excluding Cumulative Effect of Change in Accounting Principle, Certain Significant Items, and Merger-Related Costs 2001 2002 Quarterly Operating Expenses/EPS

SGP ABT AHP EPS 1.58 1.84 2.12 NI 9.8 11.3 12.7 REV 25.3 27.8 30.2 35.1 39.1 42.9 2004 ($ Billions) 2003 $35.1 $39.0 $42.9 Estimated Financial Results 2002 Total Revenues Net Income* Diluted EPS* 1.58 1.84 2.12 $9.8 $11.3 $12.7 11% 14% 16% * From Continuing Operations Excluding Cumulative Effect of Change in Accounting Principle, Certain Significant Items, and Merger-Related Costs Pfizer Stand-Alone CAGR

Monsanto Spin-Off Prior to Acquisition Tax-Free Stock-for-Stock Exchange (Valued at $60 Billion) 1.4 Pfizer Shares for Each Pharmacia Share Shareholder Ownership: PFE, 77%; PHA, 23% Transaction Summary

Conditioned on Shareholder Approvals, Customary Governmental/Regulatory Approvals, and Usual and Customary Closing Conditions Expected Closing: Late 2002 Purchase Accounting Transaction Summary (cont'd)

Non-Dilutive to 2003 Adjusted Earnings per Share and $0.06 Accretive in 2004 (Excluding Effects of Purchase Accounting and Merger-Related Expenses) Pfizer to Expand Current Share Repurchase Program From $10 Billion to $16 Billion, and Accelerate Implementation (Completion in 2003) "Triple A" Debt Ratings Maintained Transaction Summary (cont'd)

One Time Short-Term Long-Term Permanent Income Statement Effects Charge for In-Process R&D Work-Down of Inventory Write-Up (~1 Year) Non-Recurring Cash Charges Related to Synergy Realization (~3 Years) Intangibles Amortization Incremental Depreciation of Fixed Assets Goodwill (No Charge Unless Impaired) Overview of Purchase Accounting

Net Income + Cumulative Effect of Change in Accounting Principle + Certain Significant Items + Effect of Purchase Price Allocations on Assets Write-Off of In-Process R&D Amortization of Identifiable Intangibles Effect of Write-Up of Assets to Fair Market Value + Merger-Related Costs = Adjusted Earnings Adjusted Diluted EPS = Adjusted Earnings Weighted Avg. Diluted Common Shares Outstanding Overview of Purchase Accounting

($ Billions) Total Revenues $35.1 $47.9 * Pharmaceutical Revenues $28.3 $39.2 * R&D Spending $5.2 $7.5 Operating Margin 36.0% 31.7% 2002 Estimate Pfizer Pro Forma Combined * Adjusted to Reflect Elimination of COX-2 Co-Promotion Agreement Combined Entity

2 3 4 EPS 1.58 1.84 2.12 NI 11.9 14.4 16.7 REV 36 38.4 41.1 2004 2003 $47.9 $52.8 $57.8 2002 CAGR Total Revenues* Adjusted Net Income Adjusted Diluted EPS - $1.84 $2.18 $11.9* $14.4 $16.7 10% 19% Note: 2002 Pro Forma Shown for Comparison Purposes Only; Closing Anticipated by Year-End 2002 *Adjusted to Reflect the Elimination of COX-2 Co-Promotion Agreement ($ Billions) Combined Entity Estimated Financial Results

2003 2004 2005 1.4 2.2 2.5 0.625 0.625 1 ($ Billions) $2.5 $2.2 $1.4 2005 2004 2003 Cumulative Annual Synergies Increased Purchasing Power of Combined Entity Reduction of Operating Expenses Closure of Redundant Facilities Anticipated Merger Synergies

$3 1990 Revenue 2001 Revenue $26 7+ Fold Increase $22 Billion Growth 21% CAGR Revenue ($ Billions) Global Pharmaceuticals Legacy of Unprecedented Growth

1995 121 -6.7 1996 117 -6.4 1997 106 -4.8 1998 106 -1 1999 106 1.3 1H2000 2.1 ($6.7) 1995 1996 1997 1998 ($6.4) ($4.8) ($1.0) $1.3 Incremental Sales Gap, $ Billions #1 vs. Pfizer Pfizer vs. #2 1999 2001 $2.1 $2.9 2000 $2.8 MAT 1Q 2002 Source: IMS International, Pro Forma Includes Alliance Sales Proportionate to Promotional Effort Excludes OTCs (When Possible) and Nutritionals Rx-Only Sales Plus Co-Promote Share Worldwide Sales Lead 2002 $13.5

8 #1 Products ED 3.6 Cholesterol 1.8 HIV 1.4 Anxiety 1.3 Astra-Zeneca 1 $3.6 ($ Billions) $0.5 $0.7 $0.8 $1.0 $1.3 $1.8 $1.4 1H 2002 Product Performance $0.5 * * Total Product Sales Industry-Leading Portfolio of Products

Leading Products Based on Worldwide Sales

Twelve Months Ending March 2002

1. *Lipitor*
2. Prilosec
3. Zocor
4. *Norvasc*
5. Prevacid
6. Zyprexa
7. Procrit
8. *Celebrex*
9. Paxil
10. *Zoloft*
11. Vioxx
12. Epogen
13. Claritin
14. Augmentin
15. Risperdal
16. Pravachol
17. Glucophage
18. *Neurontin*
19. Plavix
20. Prozac
21. Fosamax
22. Effexor/XR
23. Cipro
24. *Zithromax*
25. Seretide
26. Oxycontin
27. *Zyrtec*
28. *Viagra*
29. Allegra
30. Neupogen

8 of the Top 30 Selling Products

Source: IMS International

24

YTD May 2002 Source: Scott-Levin Includes Alliance Sales Proportional to Promotional Effort Top Ten U.S. Pharmaceutical Companies Ranked by U.S. Sales Calls per Rep Pfizer 337 GSK 248 Merck 244 J&J 226 Lilly 226 AHP 214 AstraZeneca 212 Novartis 194 BMS 191 Abbott 175 347 248 244 226 226 214 212 194 191 175 Details per Rep Pfizer 511 GSK 346 Merck 319 J&J 317 Lilly 315 AHP 304 Novartis 290 Astra 263 BMS 254 Abbott 231 511 346 319 317 315 304 290 263 254 231 Detailing Minutes per Rep Pfizer 3412 Merck 2499 J&J 2261 Lilly 2126 GSK 2061 AHP 2039 Astra 1997 Novartis 1842 Abbott 1807 BMS 1784 3,412 2,499 2,261 2,126 2,061 2,039 1,997 1,842 1,807 1,784 #1 in Productivity U.S. Sales Organization Pfizer GSK J&J Merck Novartis AstraZeneca Pharmacia Abbott Lilly Wyeth BMS Pfizer GSK J&J Merck AstraZeneca Novartis Pharmacia Abbott Lilly Wyeth BMS Pfizer J&J GSK Merck Lilly Pharmacia AstraZeneca Novartis Abbott Wyeth BMS 134 186 1,126

2001 2905 2002 3636 $3,636 $2,905 +27% Op +25% Rep 1H 2001 1H 2002 Largest-Selling Pharmaceutical Product in the World #1 Statin in the World Best Reducer of LDL Cholesterol Across Dosage Range LDL-C Reductions of 41-61% 36 Million Patient Years of Experience New Starting Doses (10mg, 20mg, 40mg) ($ Millions) Lipitor

#1 Antihypertensive in the World Nine Consecutive Years of Double-Digit Growth 23 Billion Patient Days of Therapy Worldwide Received Six-Month U.S. Patent Extension for Pediatric Testing ($ Millions) 2001 1739 2002 1817 $1,817 $1,739 +7% Op +4% Rep 1H 2001 1H 2002 Norvasc

Celebrex/Bextra Account for Market-Leading 28% of NSAID Total Prescriptions in U.S. Celebrex Is World's #1 Branded NSAID Celebrex Has Been Prescribed to More Than 35 Million Patients Celebrex/Bextra Approved for Osteoarthritis, Rheumatoid Arthritis, and Dysmenorrhea; Celebrex Also Approved for Acute Pain ($ Millions) 2001 649 2002 665 $665 $649 +2% 1Q 2001 1Q 2002 Celebrex/Bextra

($ Millions) Most Prescribed Selective Serotonin Re-uptake Inhibitor (SSRI) in the U.S. Only SSRI Indicated for: Depression Panic Obsessive-Compulsive Disorder (OCD) Pediatric OCD Post-Traumatic Stress Disorder Pre-Menstrual Dysphoric Disorder Filed: Pediatric Depression Social Phobia 2001 1122 2002 1314 $1,314 $1,122 +18% Op +17% Rep 1H 2001 1H 2002 Zoloft

($ Millions) 2001 812 2002 1025 $1,025 $812 +27% Op +26% Rep 1H 2001 1H 2002 #1 Add-On Acute Epilepsy Drug Worldwide >8 Million Patients Treated in 75 Countries Approved in More Than 50 Countries for Range of Neuropathic Pain Conditions Approved in the U.S. for Post- Herpetic Neuralgia in May 2002 Neurontin

($ Millions) Fastest-Growing Antihistamine in New Prescriptions in the U.S. Clinical Studies Show Twice the Symptom Relief as Claritin Zyrtec-D Launched Third Quarter 2001 2001 446 2002 522 $522 $446 1H 2001 1H 2002 +17% Zyrtec

2001 728 2002 807 +12% Op +11% Rep ($ Millions) $807 $728 1H 2001 1H 2002 World's Most Recognized Pharmaceutical Brand >20 Million Men Treated >120 Million Prescriptions Written Worldwide Approved in >100 Countries Viagra

Examples of Product Enhancement Projects Pre-Menstrual Dysphoric Disorder Social Phobia Pediatric Indications Shorter Dosing Ready-to-Use I.V. Form Filed Acute Pain/Dysmenorrhea Sporadic Colon Polyps Bladder Cancer Celebrex(r) Zoloft(r) Neurontin(r) Skin Aging Femhrt(r) Approved Under Development Acne Estrostep(r) Pseudoephedrine Combination Pediatric Indications Zyrtec(r) GeodonTM Intramuscular Form Mania Oral Suspension Form Vascular Dementia Aricept(r) Pediatric Indication Norvasc(r) Norvasc/Lipitor Dual Therapy Label Enhancements Lipitor(r) Female Sexual Arousal Disorder New Formulations Viagra(r) Accupril(r) Pediatric Indications Oral Suspension Form Zithromax(r) Vfend(r) Post-Herpetic Neuralgia Adding Value to Marketed Products

Fixed-Combination Product That Allows Best-in-Class Management of Multiple Cardiovascular Risk Factors >50 Million Americans Have High Cholesterol >50 Million Americans Have High Blood Pressure >27 Million Americans Have Both Norvasc/Lipitor Dual Therapy

61 Million Patients Worldwide Schizophrenia 300+ Million Arthritis Sufferers Worldwide Osteoarthritis Rheumatoid Arthritis Primary Dysmenorrhea Life-Saving Product Serious Fungal Infections 48% of Patients Untreated Migraine Fifth-Leading Cause of Death, With Few Effective Treatments Available COPD Multiple Sclerosis Most Common Neurologic Disease in Young Adults Pfizer Near-Term Opportunities

Potent, Rapid, Long-Term Relief of Osteoarthritis/ Rheumatoid Arthritis Symptoms With Only One 10mg Tablet Even the Most Severe Patients Effectively Treated Exceptional Safety of a COX-2 Achieved 6.3% of U.S. Arthritis New Prescriptions in June 2002 Second-Generation COX-2 Bextra

Superior Aspergillosis Survival Rate Probability of Survival Vfend(r) Day 100 80 60 40 20 0 0 14 28 42 56 70 84 Amphotericin B Approved in the U.S. and Europe With Launches Anticipated to Begin in August Vfend(r) %

Strong Efficacy Rapid Onset of Action Efficacy in Positive, Negative, and Depressive Symptoms Relapse Prevention Flexible Administration Only Atypical Antipsychotic With Both Oral and Intramuscular Dosage Forms Favorable Side-Effect Profile Low Extra-Pyramidal Symptoms Weight Neutrality No Adverse Effects on Lipids Schizophrenia Geodon

Migraine Headache Launched in 24 Countries Worldwide, Including Most of Europe and Japan Approvable in the U.S., Additional Cardiovascular Study Completed and Submitted to FDA Expected U.S. Approval by Year-End Regulatory Status Clinical Profile Rapid Onset of Action Excellent Efficacy Low Headache Recurrence Rate Clinical Testing in More Than 13,000 Migraine Sufferers Relpax(r)

First Once-A-Day Inhaled Bronchodilator Treatment for Chronic Obstructive Pulmonary Disease (COPD) Over 600 Million People Suffer From COPD Estimated 20% of All Smokers Will Develop COPD COPD is Fifth-Leading Cause of Death Worldwide European Launches Began in June 2002 Filed in U.S. December 2001 Muscarinic M3 Antagonist Spiriva(r)

Reached Agreement With Serono in July 2002 to Co-Promote Rebif in U.S. Pfizer Will Share U.S. Commercialization and Development Costs and Receive Payment Based on U.S. Sales Multiple Sclerosis is Most Common Non-Traumatic Neurological Disease in Young Adults and Affects 350,000 Americans Rebif Multiple Sclerosis

Florida's Medicaid Challenge: Reduce Annual Budget by $281 Million 20% of the High-Risk Population Account for 41% of Total Costs Four Most Prevalent Conditions: Asthma, Diabetes, Heart Failure, Hypertension 30% Have Psychiatric Comorbidities 25% of All Patients Have More Than One Condition Health Literacy Program Hospital-Based Disease Management Program Expanded Product Donation Program Pfizer Response Improve Medicaid Patients' Health Status Through a Unique Public-Private Partnership Pfizer Response to Public Health Needs: Florida Medicaid

965,000 Inquiries From Potential Applicants 573,000 Applications Requested 180,000 Members Enrolled 308,000 Pfizer Prescriptions Filled Pfizer Share Card Access to Any Pfizer Medicine For Uninsured Seniors With Gross Income <$18,000 (<$24,000 Joint) $15 Flat Fee/Monthly Rx Help Line for Guidance on Other Eligible Benefits Health Information Expanded Pfizer for Living Program Program Status Pfizer Response to Public Health Needs: Needy Seniors

Therapeutic Fit and Breadth Marketplace Positioning Strategic Rationale in Pharmaceuticals Pharmacia Acquisition

75% of U.S. Patients Not at Target Blood Pressure Levels Hypertension Heart Failure 50,000 New Cases Diagnosed per Year Parkinson's Disease 50,000 Hospitalizations and 5,000 Deaths per Year in U.S. Due to Asthma Asthma COPD 300+ Million Arthritis Sufferers Worldwide Rheumatoid Arthritis Affects 50 Million People Worldwide and Leads to Blindness in 15% of Patients Glaucoma Acromegaly Somavert Life-Threatening Disorder Caused by Overproduction of Growth Hormone eplerenone sumanirole roflumilast Dynastat CDP-870 Xalcom Pharmacia Near-Term Opportunities

New Pfizer
Leading Portfolio

#1 Pfizer Products		#1 Pharmacia Products
Lipitor		Xalatan
Norvasc		Camptosar
Zoloft		Genotropin
Neurontin	14 #1 Products	Detrol
Diflucan		Medrol
Zithromax		Mirapex
Viagra		Celebrex
Celebrex		

46

Pfizer Portfolio Enhancement

Therapeutic Categories	Pfizer Products	Pharmacia Products	Pharmacia New Products
CV/Metabolic	Lipitor Norvasc Glucotrol XL Accupril Tikosyn	Covera HS (Hypertension)	eplerenone (Hypertension, Heart Failure)
Mental Health/ Neurology	Zoloft Neurontin Aricept Geodon Relpax Rebif	Mirapex (Parkinson's)	sumanirole (Parkinson's)
Respiratory/ Allergy/ Infect Disease	Zithromax Zyrtec Spiriva Diflucan/Vfend Viracept	Zyvox (Gram-Positive Infections)	roflumilast (Asthma, COPD)
Genitourinary	Viagra Cardura BPH	Detrol/LA (Overactive Bladder)	
Arthritis/ Pain		Celebrex Bextra	Dynastat (parecoxib) CDP-870 (Rheumatoid Arthritis)

PLUS

Category	Products	Pharmacia New Products
Oncology	Camptosar Ellence Aromasin	
Ophthalmology	Xalatan HealOn CeeOn	Xalcom (Glaucoma)
Endocrine Disorders	Genotropin Dostinex	Somavert (Acromegaly)

47

Most Potent Inhibitor of COX-2 Complementary Positioning With Celebrex Positive Performance and Patient Experience Strong Physician Receptivity Expanded Window of Opportunity With Arcoxia Delay U.S. COX-2 Monthly New Prescription Market Share Celebrex Vioxx end january 18.7 18.6 end may 23.7 15.2 January 2002 June 2002 +27% -18% Celebrex Bextra Vioxx 18.7% 18.6% 23.7% 15.2% Source: IMS Expanding the COX-2 Franchise Bextra

Complete Alignment to, and Execution of Winning Strategy for Celebrex, Bextra, and Dynastat Streamlined Management of Opportunities and Challenges Effective Investment in Clinical and Development Priorities to Support Renewed Growth of Celebrex, Continued Penetration of Bextra, and Registration of Dynastat Advantage in Terms of Speed and Focus of Single Management Team Pfizer-Managed COX-2 Franchise Pfizer COX-2 Opportunity

#1 Cardiovascular Agent Worldwide Industry-Leading Cardiovascular Expertise and Relationships eplerenone U.S. 2003 Norvasc Italy 2002 Germany 2004 U.K. 2004 Estimated Launch Dates Patent Expiry Important Addition to Antihypertensive Armamentarium Combination Opportunities Europe 2004 Japan 2004 Leveraging Pfizer's Leading Cardiovascular Position

Oncology Market Fragmented Market Targeted Physician Base Chemotherapeutic Ticket to Entry Relationship-Based Immediate Oncology Presence Camptosar Ellence Aromasin Pfizer Oncology Development Portfolio Leveraging Pharmacia's Oncology Platform

2001 137 2002 91 -34% ($ Millions) $91 $137 1Q 2001 1Q 2002 Leading Therapy for Metastatic Colorectal Cancer In Development for Pancreatic and Small-Cell Lung Cancer and as Adjuvant Therapy for Early Colorectal Cancer First-Quarter Results Reflect Expected Reduction in Trade Inventory Camptosar Metastatic Colorectal Cancer

2001 200 2002 220 +10% ($ Millions) $220 $200 1Q 2001 1Q 2002 World's Top-Selling Glaucoma Medication Launched in More Than 80 Countries Since 1996 More Than 100,000 Glaucoma Cases Diagnosed Each Year in U.S. Alone Xalcom (Xalatan and Beta-Blocker Timolol) Launched in E.U.; in Advanced Development in U.S. Xalatan Open-Angle Glaucoma

2001 135 2002 174 +29% ($ Millions) $174 $135 1Q 2001 1Q 2002 Detrol LA Is #1 Treatment Worldwide for Overactive Bladder Once-Daily Formulation Launched in Europe, Filed in Japan Detrol/Detrol LA Overactive Bladder

14 #1 Products Breadth and Depth of Portfolio Field-Force Effectiveness Medical/Marketing Expertise Scale Rankings Globally Regionally Global Market Strength Leadership and Expertise Leveraging Scale and Expertise

Pfizer Launch and Growth Products Pharmacia Launch and Growth Products Synergies Reinvest Reinvest Leveraging Resources

162 Ongoing Programs Mid -Stage Development Early Development Advanced Development In Registration 61 21 6 6 + 68 Additional Supplements for Product Enhancements 94 New Molecular Entities Pipeline With Breadth and Depth

Advanced Development Candidates Atherosclerosis Avasimibe ACAT Inhibitor Epilepsy/Neuropathic Pregabalin GABA Analogue Pain/Psychiatric Disorders Fungal Infections Fosfluconazole Azole Antifungal HIV/AIDS Capravirine NNRTI Antiviral Osteoporosis Lasofoxifene Selective Estrogen Receptor Modulator Diabetes Exubera Inhaled Insulin Overactive Bladder Darifenacin Muscarinic M3 Antagonist

175 Million Diabetic Patients Worldwide Estimated 30-40% of Patients Not Well Controlled Exubera(r) Demonstrates Efficacy Comparable to Injected Insulin Exubera(r) Inhaled Diabetes Therapy Enhanced Compliance Tighter Control Better Outcomes

Development for Seven Major Indications Social Anxiety Panic Disorders Neuropathic Pain Add-On Epilepsy Generalized Anxiety Disorders Fibromyalgia Epilepsy Monotherapy 2002 2003 2004 2005 2006 Target U.S. Filing Dates Pregabalin

Strong Efficacy in Broad Range of Uses Adjunctive Therapy for Epilepsy Neuropathic Pain Robust Efficacy Data in Generalized Anxiety Disorders (GAD) Results of the CD-1 Mouse Bioassay and B6 Mouse Mechanism Studies Expected to be Submitted to Regulatory Agencies in Mid- August Regulatory Submission on Target Pregabalin Current Status

Capravirine
Active Against Drug-Resistant Strains of HIV



Resistant Strain
1 108I
2 103N/K
3 103S/N
4 103N/225H
5 100I/103N
6 100I/103N
7 100I/103N
8 103N/108V
0
0.05
0.1
0.15
0.2
0.25
0.3
EC_{50} (μM)
Capravirine
Nevaripine
Delavirdine
Efavirenz

62

Lasofoxifene 0.25mg Raloxifene 60mg 1st Qtr Lasofoxifene -0.195 Raloxifene -0.08 -30 -20 -10 0 % Change in LDL From Baseline * p < 0.001 Note: One-Year Data, Placebo-Adjusted (Means With 95% Confidence Intervals) Lipid Lowering Spinal Bone Density Lasofoxifene 0.25mg Raloxifene 60mg 1st Qtr Lasofoxifene 3 Raloxifene 1.8 % Change in Spinal BMD From Baseline 4 3 2 1 0 p < 0.05 Lasofoxifene Osteoporosis

Placebo 7.5mg 15mg Median Change From Baseline * * Placebo Darifenacin Number of Incontinent Episodes/Week Also Significant Reductions in Urgency and Micturitions * Statistically Significant Overactive Bladder Darifenacin

Mid-Stage Development Candidates AIDS UK-427,857 CCR-5 Antagonist Alzheimer's Disease CP-457,920 GABAa Inverse Agonist Asthma/COPD CP-671,305 PDE-IVD Inhibitor Atherosclerosis CI-1027 Lipid Modulator CP-529,414 CETP Inhibitor CP-532,623 CETP Inhibitor Backup BPH UK-338,003 Alpha 1a Antagonist Cancer CI-1033 pan-erbB Receptor Tyrosine Kinase Inhibitor CI-1040 MEK Inhibitor AG-2037 GARFT Inhibitor CP-547,632 VEGFR Inhibitor Depression CJ-17,493 Neurokinin 1 Antagonist Backup CP-122,721 Neurokinin 1 Antagonist CP-448,187 Serotonin1d Antagonist CP-607,366 Second Generation Serotonin Re-uptake Inhibitor Erectile Dysfunction UK-369,003 PDE-V Inhibitor Heart Disease CP-597,396 Na+/H+ Exchange Inhibitor Rhinovirus AG-7088 Rhinovirus 3C Protease Inhibitor Sexual Health UK-390,957 Premature Ejaculation Sleep Disorders PD-200,390 Gabapentenoid Smoking Cessation CP-526,555 Nicotine Partial Agonist

PBO 60 90 120 120 %HDL-C 0.01 0.416 0.491 0.55 0.429 %LDL 0.01 -0.01 -0.18 -0.2 -0.14 0 0 0 0 0 Changes in HDL-C and LDL-C After 8 Weeks CP-529,414 HDL LDL +1% +55% +49% +42% Raises HDL Cholesterol and Lowers LDL Cholesterol 120mg Placebo 90mg 60mg

CP-526,555 0.3 mg 1 mg 1 mg BID Zyban Placebo 27.78 37.3 48 33.33 16.26 35/126 (28%) 47/126 (37%) 60/125 (48%) 42/126 (33%) 20/123 (16%) (r) Smoking Cessation Continuous Quit Rate Dose Percentage

Placebo Paroxetine CP-122,721 Increase in Latency Time (% Baseline) placebo 53 paroxetine 157 cp-122,721 35 250 200 150 100 50 0 CP-122,721 Neurokinin-1 Antagonist for Depression Reduced Sexual Side Effects

Pfizer and Pharmacia
Enhanced R&D Portfolio

Cardiovascular	Relpax		*eplerenone* (Hypertension, Heart Failure)
Metabolic Diseases	lasofoxifene (SERM) Exubera (Inhaled Insulin)		*sumanirole* (Parkinson's)
CNS/Neurology	Geodon pregabalin (GABA Analogue)		
Anti-Infectives	Vfend fosfluconazole (Prodrug, Intravenous) capravirine (NNRTI Antiviral)		*roflumilast* (Asthma, COPD)
GI/GU/Urology	darifenacin (Muscarinic M3 Antagonist)		
Arthritis/ Inflammation		*Celebrex* *Bextra*	*Dynastat* *CDP-870* (Rheumatoid Arthritis)

PLUS

- Oncology — *Camptosar* (Pancreatic/Small-Cell Lung Cancer)
- Ophthalmology — *Xalcom* (Glaucoma)
- Endocrine Disorders — *Somavert* (Acromegaly)

69

Eplerenone - Selective Aldosterone Antagonist for Hypertension in U.S. and Japan Celebrex - COX-2 Inhibitor for Osteoarthritis and Rheumatoid Arthritis in Japan Somavert - Growth Hormone Antagonist for Acromegaly in U.S. and Europe 2002 Pharmacia Targeted Regulatory Filings

Pharmacia

New Chemical Entities and Product Enhancements

Arthritis/Inflammation

Bextra	COX-2 Inhibitor	Acute Pain
Dynastat	Intravenous COX-2 Inhibitor	Acute Pain
CDP-870	Tumor Necrosis Factor Alpha Antagonist	Rheumatoid Arthritis
Roflumilast	PDE-4 Inhibitor	Asthma/COPD

Ophthalmology

Xalatan	PGF-2 Alpha	Glaucoma
Xalcom	PGF-2 Alpha + Timolol	Glaucoma
Ceeon	Lens	Cataract
Z-9000	Lens	Cataract

71

Inflammation/Pain Parenteral Pain Retinopathy Colon Cancer Familial Adenomatous Polyposis Sporadic Adenomatous Polyposis Other Cancers Lung, Bladder, Breast, Prostate, etc. Cardiovascular Atherosclerosis, Aneurysm CNS CNS Injury Expanding the COX-2 Platform COX-2

Anti-Infectives Arthritis/Inflammation Cardiovascular Central Nervous System Gastrointestinal/ Genitourinary/Urology Metabolic Diseases/ Endocrinology Ophthalmology Oncology Pfizer and Pharmacia Pipeline

Ever-Changing Mix of Challenges and Opportunities Rewards - for Sustained Success Risks - and Penalties for Failure With Nature of Our Business

New Standards Significant Scale Financial Strength and Flexibility Ability to React Rapidly Leadership Experience and Expertise Strategies for Growth Dynamic Operating Environment Keys to Success

Strategic Benefits Unequaled Pharmaceutical Product Portfolio Stronger R&D Program and Pipeline Strengthened Animal Health/Consumer Businesses Greater, More Balanced Geographic Presence Enhanced Scale Significant Synergies P&L and Operating Flexibility ? ? ? ? ? ? ?

Confidence in Execution Warner-Lambert Merger Opportunities Are Clear and Compelling Possess Will and Means Plus: Know How to Proceed Have Experienced Teams in Place

"New Standard, for a New Era" Strategic, Transformational Acquisition

Safe Harbor Statement

This release contains certain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectation and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements contained herein include statements about future financial operating results and benefits of the pending merger between Pfizer Inc. and Pharmacia Corp. Factors that could cause actual results to differ materially from those described herein include: the inability to obtain shareholder or regulatory approvals; actions of the U.S., foreign and local governments; the inability to successfully integrate the businesses of Pfizer Inc. and Pharmacia Corp.; costs related to the merger; the inability to achieve cost-cutting synergies resulting from the merger; changing consumer or marketplace trends: and the general economic environment. Neither Pfizer Inc. nor Pharmacia Corp. is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

We urge investors to read the Proxy Statement/Prospectus and any other relevant documents that Pfizer Inc. and Pharmacia Corp. have filed and will file with the Securities and Exchange Commission because they contain important information.

Pfizer and Pharmacia will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Pfizer free of charge by requesting them in writing from Pfizer Inc., 235 42nd Street, New York, New York 10017, Attention: Investor Relations, telephone: (212) 573-2668. You may obtain documents filed with the SEC by Pharmacia free of charge by requesting them in writing from Pharmacia Investor Relations, Route 206 North, Peapack, New Jersey 07977, or by telephone at (908) 901-8000.

Pfizer and Pharmacia, and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Pfizer and Pharmacia in connection with the merger. Information about the directors and executive officers of Pfizer and their ownership of Pfizer shares is set forth in the proxy statement for Pfizer’s 2002 annual meeting of shareholders. Information about the directors and executive officers of Pharmacia and their ownership of Pharmacia stock is set forth in the proxy statement for Pharmacia’s 2002 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when its becomes available.